May 26, 2005

Room 4561

Blair D. Koblenz
Executive Vice President and Chief Financial Officer
Cole Credit Property Trust II, Inc.
2555 East Camelback Road, Suite 400
Phoenix, Arizona 85016

Re:	Cole Credit Property Trust II, Inc.
	Amendment No. 3 to Form S-11
	Filed on May 13, 2005
      File No. 333-121094

Dear Mr. Koblenz:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      For purposes of this comment letter, we refer to the pagination, paragraphs, sentence and line numbers as displayed by the marked courtesy copy version of your Form S-11 provided to us on May
18, 2005.

Form S-11

Compensation to Cole Advisors II and its affiliates - Offering
Stage,
Page 11

1. Please refer to prior comment 13 in our letter dated May 3,
2005.
We note your response and your description on page 85 that you expect
to meet your short-term liquidity needs through advances from your advisor or its affiliates. We further note your new disclosure stating that the estimated interest rate for these advances will be
8.0% and will be repaid no longer than 2 years from the date of the
advance.   Please revise this section to include this additional
financial relationship with your Advisor, owned by your Chairman
and
CEO.  Specifically, include disclosure that these advances, if any,
may be provided at a rate in excess of market rate. Similarly, please provide this disclosure on page 57 as related to your Certain
Relationships disclosure.   For guidance, please refer to Item
4.A.
regarding financing arrangements of Industry Guide 5 and Item
404(b)
of Regulation S-K.

2. Please confirm that the Advisor`s arrangements to provide advances are not in writing. If they are in writing, please file the arrangement as an exhibit to this registration statement. Refer to
601(b)(10) of Regulation S-K.

Excluded Distributions, page 124

3. We note your response to prior comment 14 from our letter dated May 3, 2005, clarifying the separation between REIT and excluded
DRIP
distributions and that the Board may not use any DRIP funds
allocated
for distributions to assist in making your required REIT
distribution.   Please revise to include the substance of your
response in your disclosure.

Part II

Exhibits

4. Please file updated and executed opinions of counsel and tax counsel and your third amendment and restatement of your articles of incorporation.

Exhibit 5.1.

5. We note that in paragraphs 2 and 3 on page 3 of the legal opinion, you assume that there will be a sufficient number of authorized shares. Please tell us how you are able to opine that the shares will be validly issued if they are not duly authorized. It is inappropriate to assume a material fact underlying the opinion or a fact that is readily ascertainable. Please revise the opinion to omit these assumptions.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Andrew Mew at (202) 551-3377 or Accounting Branch Chief, Kathleen Collins, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.  Please contact Neil Miller at (202) 551-3442 or me at
(202)
551-3411 with any other questions.


Sincerely,



Peggy Y. Kim
Senior Counsel


cc:	Rosemarie A. Thurston, Esq. (via facsimile)
	Lauren Burnham Prevost, Esq.
	David M. Calhoun, Esq.
	Morris, Manning & Martin, LLP
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Cole Credit Property Trust II, Inc.
May 26, 2005
Page 1